Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Six Months Ended June 30,
2016
Earnings:
Income before income taxes	$212,958
Add: Fixed Charges	15,816
Add: Amortization of capitalized interest	64
Less: Interest capitalized	—
Less: Earnings from joint venture, net	81
Less: pre-tax net loss attributable to noncontrolling interest	—
Total earnings	$228,757

Fixed charges:
Interest expense (1)	$14,629
Interest factor of operating lease expense (2)	1,187
Total fixed charges	$15,816

Ratio of earnings to fixed charges (3)	14.46

(1)	Interest expense includes both expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.